October 4, 2007

Nevada Agency & Trust Company
  agent for service for
Perfectenergy International Limited
50 West Liberty Street, Suite 880
Reno, Nevada 89501

> **Re:** **Perfectenergy International Limited**
> **Registration Statement on Form SB-2**
> **Filed September 7, 2007**
> **File No. 333-145915**

Ladies and Gentlemen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1. It appears from your prospectus that you are registering the resale of your common stock by selling securityholders. Therefore, since you are not registering your sale of stock to the warrant holders, your reference to Rule 457(g) appears to be inapplicable. Please revise.

Prospectus

Risk Factors, page 4

2.   If your management and substantially all of your assets are located outside of the United States, please add a risk factor regarding the ability of investors to serve process and collect judgments.

Selling Securityholders, page 17

3.   We note that two of your selling securityholders are broker-dealers. Please tell us whether any other selling securityholders are broker-dealers or affiliates of broker-dealers. A selling securityholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling securityholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling securityholder is able to make the following representations in the prospectus:

- the selling securityholder purchased the shares being registered for resale in the ordinary course of business, and

- at the time of the purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

    Please revise as appropriate.

4.   Please identify the natural persons who exercise voting or investment power with respect to Cannacord Adams Inc.

Executive Officers and Directors, page 23

5.   Please disclose the term of office of each director listed in this section.

Code of Ethics, page 24

6.   Please clarify your reference here to an "annual report." Also clarify your reference on page 25 to a "current report."

Director Independence, page 25

7.   Please tell us your reasons for relying on Item 7(d)(3)(iv) of Schedule 14A, as the term "independent" does not appear in that Item. Also, please clarify when you anticipate complying with the independence provisions on a voluntary basis.

Board of Directors, Board Meetings and Committees, page 25

8.   Please clarify whether you have an audit committee. We note, for example, your disclosures in the third and fourth paragraphs under this heading, which do not appear to state consistently whether such a committee exists. Also explain your reference to Item 401(e) of Regulation S-B, as that provision does not appear in such regulation.

Security Ownership of Certain Beneficial Owners and Management, page 26

9.   Given the disclosure in your selling stockholders' table on page 17 and notes 14 through 16 to that table, please explain why Olivier Couriol is not identified as a beneficial owner of more than 5% of your outstanding common stock.

Description of Securities, page 27

Warrants, page 27

10.   Please revise to remove from your prospectus statements that qualify any of the information contained in the prospectus. We note, for example, your disclosure on page 28 that the "summary of the warrants is qualified in its entirety by the Form of Warrant" that was previously filed as an exhibit to a Form 8-K. Please also revise pages 33 and 35 in accordance with this comment.

Anti-Takeover Provisions, page 28

11.   Please describe in more detail the specific provisions of your articles of incorporation or bylaws that may delay, defer or prevent a change in control. For example, describe whether the preferred stock may be issued with any rights, preferences and privileges designated by your board. Additionally, we note that article 9 of your articles of incorporation and article 12 of your bylaws allow only the board to amend, adopt or repeal the bylaws. We also note that article 3 of your bylaws permits action by stockholders only at an annual or special meeting or by written consent of all stockholders and that neither your articles or bylaws appear to allow cumulative voting. Please summarize these and any other applicable provisions here.

Experts, page 28

12.   We note that you make reference to your independent accountants reviewing your interim consolidated financial statements for the six months ended June 30, 2007 and 2006. Please obtain and revise your filing to include your independent accountants' review report related to the interim financial statements for the six months ended June 30, 2007 and 2006.

13.   Further to the above, please obtain and revise your filing to include a letter from your independent accountants that acknowledges their awareness of the use of their review report within this registration statement. Refer to the guidance in Item 601(a) and 601(b)(15) of Regulation S-B.

Description of Business, page 32

Share Exchange Transaction, page 32

14.   We note your disclosure here and on page 35 that you have incorporated by reference into the prospectus descriptions of agreements related to the share exchange and private placement. Since Form SB-2 does not permit information to be incorporated by reference into the prospectus, please revise to describe fully the material portions of the agreements referenced in your disclosure and remove references to any information being incorporated by reference.

Market and Industry Overview, page 36

15.   Please tell us whether Solarbuzz has consented to your use of their data and to being named in this registration statement. Also tell us whether the statistics referenced in your disclosure were obtained through studies financed by you or prepared for you or at your direction or for the registration statement and whether these resources are publicly available. Additionally, please provide us with copies of Solarbuzz's research, clearly marked to support the data disclosed here and throughout your prospectus.

Growing Adoption of Government Incentives . . ., page 37

16.   Please disclose whether you receive or have received any of the Chinese government subsidies or incentives referenced in your disclosure. Also disclose whether you are eligible to receive or have received similar subsidies or incentives from any other government referenced in your disclosure.

Growth Strategies and Marketing, page 41

17.   We note your disclosure that your growth strategy includes continuing to enlarge your market share and continuing strong growth momentum in Europe. Please disclose your current market share and explain how it has grown since your inception. Address in such discussion the significant drop in international revenue for the 3 and 6 month periods ended June 30, 2007 as compared to the same periods ended June 30, 2006, indicated in Note 16 on page F-42.

Our Suppliers, page 43

18.   Please file as an exhibit a copy of the multi-party alliance agreement referenced here and in Exhibit 10.8 to this registration statement. Also, please identify the member of your alliance who has had a relationship with one of the top silicon manufacturers in the United States, and identify that manufacturer.

19.   We note your disclosure on page 7 that producers of silicon have "experienced late delivery and supply shortages." Please describe here whether your business has been impacted by any supplier's late delivery or any supply shortages of silicon.

Selected Consolidated Financial Data, page 45

20.   We note from the paragraph preceding the columns that the amounts in the columns were derived from your audited and unaudited financial statements. As such, please remove the words 'audited' and 'unaudited' from the column headings to avoid the impression that the financial data is audited, as opposed to being derived from audited information.

Management's Discussion and Analysis . . ., page 46

21.   We note your disclosure on page 42 that you plan to double your workshop floor space and increase your capacity and production lines. Please describe these anticipated expenditures in more detail, including the expected sources of funds. See Item 303(b)(iii).

22.   Given your disclosure on page 39 concerning the industry-wide shortage of polysilicon that is expected to last into the near future, please expand your disclosure to assess whether that shortage will have, or is reasonably likely to have, a material impact on your liquidity, capital resources or results of operations.

Critical Accounting Policies and Estimates, page 46

23.   Your critical accounting policies discussion is vague and appears to just repeat your accounting policy disclosures contained in the footnotes to the financial statements. As outlined in SEC Release 34-48960, this discussion is intended to supplement the policies disclosed in the notes and provide greater insight into the quality and variability of estimates used in presenting your results. Please revise this section to provide a detailed discussion of each of your critical accounting policies and estimates. For each critical accounting estimate, address the following:

- Explain why each management believes each of the identified items is a critical accounting estimate.
- Describe the methodology underlying each critical accounting estimate.
- Identify where and how each critical accounting estimate affects the company's reported financial results, financial condition and changes in financial condition, and when material, identify the affected line items.
- Discuss, if applicable, what you could have chosen in the current period estimates that would have had a materially different impact on your financial presentation.
- Discuss, if applicable, why the accounting estimate may change in future periods and describe the impact on your financial statements.

Results of Operations, page 48

-Comparison of Six Months Ended June 30, 2007 and 2006, page 50

24.   We note on page 51 that you received a research and development project refund in fiscal 2006. Please tell us and revise the filing to explain the amount and nature of this refund. We may have further comment upon reviewing your response.

Contractual Obligations and Off-Balance Sheet Arrangements, page 52

25.   Please revise your contractual obligation table to include amounts owed under your three-year silicon supply agreement described on page F-41 or alternatively explain to us why you did not include these obligations within this table.

Description of Property, page 54

26.   Please file a copy of the lease agreement for your principal offices as an exhibit.

27.   We note your disclosure on page 32 and in prior filings that you owned the "Captain Black Property" in Canada. Please explain whether you continue to own such property and, if so, provide the disclosure required by Item 102.

Certain Relationships and Related Transactions, page 54

28.   For each transaction covered by the last sentence on page 54, expand the disclosure to include the material terms of the transactions, rather than cross referencing investors to other filings.

29.   Please describe in more detail the related party loans referenced on page 55. Include the date of the transaction, whether any payment extensions have been agreed upon and the date of such extension, any changes to the applicable interest rate and any other material terms. Also disclose the amount of principal and interest paid on each loan during the period for which disclosure is provided. If no such payments were made, revise to state so directly.

30.   Please disclose name of the stockholder whose spouse is named Feng Ying Zhang. Also, Exhibits 10.2 and 10.3 appear to describe two separate loans with this person. Please revise to present each transaction separately.

31.   Please tell us why you disclose that Diping Zhou's loan is non-interest bearing and has "no fixed term of repayment" when Exhibit 10.10 indicates that the term of the loan expired on February 24, 2007 and the principal amount accrued interest at the rate of 7.2% annually.

32.   Please file as exhibits copies of the initial loan agreements regarding each transaction disclosed in this section. See Item 601(b)(10).

33.   We note your disclosure on page 12 that you rely on dividends paid by your subsidiary for your cash needs, including paying dividends to your stockholders and servicing debt you have incurred. Please tell us whether such dividends have been used to service the loans currently disclosed in this section.

Executive Compensation, page 56

34.   Please file as exhibits copies of the employment agreements with your executive officers that are referenced on pages 8 and 57. See Item 601(b)(10) of Regulation S-B.

35.   Please explain why your officers' salaries disclosed in your table are different than the amounts disclosed under the caption "Employment Agreements."

36.   Clarify who decides whether to reduce the amount of salary paid to your executives. For example, is it the board of directors or your CEO?

37.   We note that page 63 of Exhibit 2.2 indicates that you have entered into stock option agreements with your executive officers. Please file such agreements as exhibits to this registration statement and discuss the material terms of these agreements in your prospectus.

Director Compensation, page 57

38.   We note your disclosure here that you entered into a two-year agreement with Mr. Roseman to serve as a director. Please file a copy of this agreement as an exhibit to this registration statement.

Index to Consolidated Financial Statements, page F-1

39.   Please update the financial statements, as applicable, as required by Item 310(g) of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page F-2

40.   We note that your audit report was signed by a U.S. audit firm and that the report appears to have been issued in Walnut, California. We note from page 45 and throughout the filing that your operations, corporate offices, and principal businesses are located in the People's Republic of China. Please explain to us the circumstances surrounding your audit that enabled the audit report to be issued in Walnut, California. Refer to the guidance in Article 2 of Regulation S-X.

Consolidated Statements of Income and Other Comprehensive Income, page F-4

41.   We note from page 49 that you classified relocation expenses and disposals of equipment as non-operating expenses. Please quantify for us the amount of relocation expenses and equipment disposals. Tell us why you believe it is appropriate to record these expenses as non-operating expenses or revise the financial statements to classify these expenses as operating expenses. Refer to paragraphs 17-18 of SFAS 146 and paragraph 45 of SFAS 145.

42.   Please revise your presentation of net loss per share here and throughout the filing to round to the nearest cent so as to not imply a greater degree of precision than exists.

Consolidated Statements of Cash Flows, page F-6

43.   We note that you present an $188,355 outflow related to prepayments on an equity investment within your financing section of your consolidated statement of cash flows. We further note that you present a non-cash investing and financing activity related to prepayments that were offset against shareholders and officers loans in the same amount. Please tell us and revise your filing to explain the nature of these transactions and how you accounted for these transactions. Within your discussion, please explain to us why this presentation within your statement of cash flows is appropriate.

Notes to Consolidated Financial Statements, page F-7

Note 1. Background

44.   We note here and throughout the filing that you describe the transaction related to the acquisition of Perfectenergy International Limited (Perfectenergy BVI) as a reverse merger and as a recapitalization. Please note that the merger of a private operating company into a non-operating public shell corporation with nominal net assets is generally considered to be a recapitalization. The accounting for a recapitalization is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded. Please revise your disclosure here and throughout the filing to consistently describe this transaction as a recapitalization, or tell us why you believe it is appropriate to characterize it as a reverse merger.

45.   We note from your disclosures in Note 2 and in the independent accountants' report on page F-2 that you restated the financial statements as if the recapitalization transaction related to the acquisition of Perfectenergy International Limited (Perfectenergy BVI) had occurred on April 1, 2005. Please revise your filing to account for the recapitalization transaction on the date that the transaction occurred. Alternatively, if you believe it is appropriate to account for this transaction on a date other than the date of the actual transaction, please cite any accounting literature which you believe supports your accounting.

46.   We note your disclosures regarding the March 29, 2007 agreement. Please revise the filing to clearly state, if true, that the March 29, 2007 transaction was never completed as set forth in that agreement.

47.   Please revise your filing to clearly state, if true, that following the recapitalization, the registrant's fiscal year changed to that of the predecessor entity (i.e., December 31).

48.   We note your disclosures here regarding the June 2006 agreement whereby your shareholders agreed to increase the capital from $360,000 to $1,232,687. We further note that you recorded a capital contribution receivable of $685,637. Finally, we note your disclosure on page F-8 which states that the increase in registered capital is required to be made within one year from the date of issuance of the new business license, which was October 20, 2006. Please update us as to the status of this capital contribution receivable. Tell us why you believe your current presentation of this capital contribution receivable is appropriate.**

Note 2. Summary of Significant Accounting Policies, page F-8

49.   We note on page F-27 that you reported a change in other receivables due to a related party within your consolidated statement of cash flows for the six months ended June 30, 2006. Please provide us with details of this transaction and revise your annual and interim financial statements included in the filing to provide the disclosures required by paragraph 2 of SFAS 57.

50.   We note on page 10 that you provide warranties to your customers. Please revise this note to disclose how you account for these warranties and to provide the disclosures related to your warranties, to the extent material, required by paragraph 14 of FIIN 45.

51.   In this regard, we note that you provide 5-, 10- and 20-year warranties against declines of initial power generation capacity by more than 10%, 10% and 15%, respectively. Revise this note to disclose how these long-term performance warranties impact your revenue recognition. Please also revise your critical accounting estimates discussion on page 46 to discuss how you estimate the amount of potential warranty expense to accrue at the time of the sale. We may have further comment after reviewing your response.

52.   We note that you have recorded $1,976,738, $271,906 and $591,455 of outstanding customer deposits at June 30, 2007, December 31, 2006 and 2005, respectively.   Please revise this note to disclose the nature of these customer deposits and your accounting policies associated with these customer deposits.

Revenue Recognition, page F-8

53.   We note from page 2 and page 40 that you provide consulting services for manufacturers of solar wafers, solar cells and production line equipment. Revise

this note to explain the significant terms of these agreements and your revenue recognition policies related to these agreements.

Research and development, page F-11

54.   Revise to clearly state, if true, that research and development expenses are expensed as incurred. Otherwise, disclose when you expense research and development expenses and cite the accounting literature that you based your policy on.

Note 7. Other Payables, page F-16

55.   We note that you paid a $240,000 fee upon the closing of the recapitalization transaction on August 8, 2007 and that the consulting fee has been stated retrospectively as the consulting services were provided from the inception date. Please revise to clarify when you recorded the expense (i.e., ratably over the period from inception to the date of the recapitalization). Please also revise to clarify why you concluded it was appropriate to record these expenses retrospectively. In this regard, clearly disclose the period(s) over which the services were provided.

56.   Further to the above, please revise the filing to disclose how you have accounted for the shares of stock issued to this consultant.

Note 17. Revenue by Geographic Segment, page F-21

57.   Please revise this note to disclose your basis for attributing revenues from external customers to individual countries. In addition, revise this note to separately present material revenues attributed to an individual foreign country. Refer to paragraph 38(a) of SFAS 131.

Condensed Consolidated Financial Statements, page F-23

58.   As applicable, please revise your unaudited condensed financial statements to address the comments above.

Notes to Consolidated Financial Statements as of June 30, 2007, page F-28

Note 2. Summary of Significant Accounting Policies, page F-29

Income Taxes, page F-32

59.   Please revise this note to disclose your accounting policy for the classification of interest and penalties in accordance with paragraph 20 of FIN 48.

Note 14. Commitments, page F-41

60.   We note that your remaining long-term silicon supply purchase commitment for 2007 is $9,853,577. Please reconcile this amount with the total commitment for 2007 of $18,895,774 as disclosed in Note 15 of your December 31, 2006 financial statements on page F-21.

Part II

Item 26. Exhibits, page II-6

61.   We note that Schedules 6 and 8 to Exhibit 2.2 identify purchase, sales and "material" contracts to which the registrant is a party. Please explain to us why these contracts have not been filed as exhibits pursuant to Item 610(b)(10).

Item 28. Undertakings, page II-8

62.   Due, in part, to the language of Rule 430C, please revise your disclosure to include the undertaking in Regulation S-B Item 512(g)(2).

Signatures, page II-10

63.   Please indicate below the second paragraph of text on this page who signed in the capacity of principal financial officer.

Exhibit 23.2

64.   Please revise to provide the consent of your independent auditor as required by Item 601(b)(23)(i) of Regulation S-B in all future amendments to this Form SB-2. In this regard, please note the consent should reference your independent accountants as experts.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Perry J. Hindin
Special Counsel

cc (via fax):   Dominador Tolentino, Esq.—Richardson & Patel LLP